Exhibit 99.1

FINAL

Bidz.com Announces Financial Results for the Second Quarter 2010

•                  Approximately $9.7 million in cash, $29.8 million in positive working capital and zero debt

•                  Reduced customer acquisition costs by 29.1% to $39 per new buyer, and average selling price per order increased 10% to $198

•                  Announced completion of 2.2 million share buyback

•                  Both David Zinberg and Marina Zinberg terminated their 10b5-1 Plans

•                  Announced dismissal of State Court derivative case and motions to dismiss the federal derivative and Federal securities fraud cases

CULVER CITY, Calif., August 9, 2010 — Bidz.com (NASDAQ: BIDZ), a leading online retailer of jewelry, announced results for the second quarter ended June 30, 2010.

Net revenues for the second quarter of 2010 were $25.7 million, compared with $26.9 million reported in the second quarter of 2009. During the quarter, the Company reported B2B sales of $1.9 million, compared with $471 thousand of sales in the prior year period; the Company’s business continues to be impacted by the ongoing economic weakness, as well as an overall decline in demand for jewelry. Additionally, at the end of the second quarter, the Company had approximately $2.1 million in sales orders from its layaway plan, which the Company expects to book as revenues in the third and fourth quarter when the products are paid for in full by the customers and shipped. The Company’s domestic and international sales for the second quarter 2010 represented 57.4% and 42.6%, respectively, compared with 65.7% and 34.3%, respectively, in 2009.

David Zinberg, Chief Executive Officer, added, “We are working hard to continue to build awareness and visibility of all three of our sites, Bidz, Buyz and Modnique. Additionally, we are starting to see more demand for our brands internationally, and we are now seeing improvements in many markets around the world. Canada, Australia, Saudi Arabia and Spain are among our top international markets. Furthermore, we are continuing to see many of our key operating metrics show signs of continued progress and stabilization.”

In the second quarter, the Company also saw improvement in many of its key revenue metrics. During the quarter, the average selling price per order increased 10.0% to $198 from $180; average items sold per transaction increased 15.0% to 4.0 items and the Company’s acquisition cost per new buyer decreased by 29.1% to $39 from $55. The Company believes this is an important statistic and reflective of its increased focus on managing the ROI on its marketing spend.

	Three Months Ended June 30,
Auction Metrics	2010	2009	% Change
Number of new buyers	34,264	38,577	-11.2%
Average selling price per order (gross)	$198	$180	10.0%
Average orders per day	1,460	1,712	-14.7%
Average items sold per day	5,840	5,956	-1.9%
Average items sold per transaction	4.0	3.5	15.0%
Acquisition cost per new buyer	$39	$55	-29.1%
Gross Margin $ per average order	$48	$55	-13.0%

In the second quarter of 2010, gross profit was approximately $6.2 million, compared with $8.2 million in the second quarter of 2009. Gross margin in the second quarter of 2010 was 24.0% compared with 30.6% in the same period of 2009. The decrease in gross profit as a percentage of sales was primarily due to the Company’s free shipping promotions, and lower gross margins from B2B sales.

General and administrative expenses for the second quarter 2010 were $5.4 million, compared to $4.6 million in the prior year period. The increase in general and administrative expenses was due to higher overall administrative expenses, as well as additional expenses to operate Modnique.com. Sales and marketing expenses for the second quarter 2010 were $1.4 million, compared with $2.1 million, in the prior year period. Sales and marketing expense as a percentage of net revenue decreased to 5.6% from 7.9% in the prior year period. Sales and marketing expense were reduced in order to keep marketing return on investment in line with the company’s internal ROI goals.

Total operating expenses in the second quarter 2010 were $7.0 million, compared with $6.9 million in the prior year period. Loss from operations for the second quarter of 2010 was $883,000, compared to a profit from operations of $1.3 million in the second quarter of 2009.

Net loss for the second quarter of 2010 was approximately $653,000, or $0.03 per fully diluted share, on 21.8 million weighted average shares outstanding, compared to net income of $693,000, or $0.03 per fully diluted share, on 22.9 million weighted average shares outstanding in the same period of 2009.

During the second quarter 2010, the Company recorded an income tax benefit of $230,000, compared with an income tax expense of $626,000 in the prior year period, with an effective tax rate of 26.1% and 46.7%, respectively. The income tax benefit in the second quarter was adversely affected, and lower than expected, due to additional paid-in-capital pool (“APIC Pool”) shortfalls related to stock based compensation.

Lawrence Kong, Chief Financial Officer, commented, “If the regular tax rate was applied we would have recorded an EPS loss of $(0.02) in the second quarter. Also, we aggressively reduced inventories by $5.7 million from year-end, which contributed to a very significant increase in net cash from operations of $12.2 million for the six months period ended June 30, 2010. We also substantially increased our cash balance from year-end of $1.1 million, to $9.7 million in the second quarter 2010. We are confident that these aggressive liquidity steps will position us well for the future.”

As of June 30, 2010, prior to the share repurchase discussed below. the Company had approximately $9.7 million in cash. Additionally, the Company had $29.8 million in positive working capital and no long-term debt. The Company believes that cash and cash equivalents currently on hand and cash flows from operations will be sufficient to continue its operations and to pursue its growth strategy for the foreseeable future.

Under the existing share repurchase program implemented in June 2007, a total of $33.5 million had been authorized for repurchases, and to date, a total of 5.6 million shares have been repurchased for $20.8 million. Following the recently announced completion of a 2.2 million share repurchase, the Company has approximately $12.7 million still authorized for additional share repurchases in open market transactions, subject to market conditions, share price and other considerations.

The Company has been informed that both David Zinberg and Marina Zinberg have terminated their 10b5-1 Plans on July 27, 2010 pursuant to the terms of their Plans.

Business Outlook/Guidance

The Company is introducing new revenue guidance for the third quarter of 2010 of $24-$25 million and gross profit margin of approximately 26-28%. The Company expects EBITDA to be approximately breakeven in the third quarter and be profitable in the fourth quarter.

Investor Conference Call

Bidz.com’s quarterly earnings conference call is scheduled to begin later today (August 9, 2010) at 1:30 p.m., Pacific Time. The call will be open to all interested investors through a live audio Web broadcast via the Internet on the investor relations section of the Company’s website at http://investors.bidz.com/.

For those unable to participate during the live broadcast, the webcast will be archived for 90 days and a replay will be available beginning Monday, August 9, 2010 at 7:30 p.m. ET through August 23, 2010 at 12:00 a.m. ET. To access the replay, dial 800-406-7325 (U.S.) or 303-590-3030 (International), and use passcode: 4285987.

About Bidz.com

Bidz.com, founded in 1998, is a leading online retailer of jewelry. Bidz offers its products through a live auction format as well as a fixed price online retail store, Buyz.com. Bidz.com’s auctions are also available in Arabic, German and Spanish. To learn more about Bidz.com visit its website at www.bidz.com. Bidz also operates Modnique, a division of Bidz.com, an exclusive private sale shopping site for members-only, offering authentic premium brand name merchandise. Modnique offers its members exclusive access to 24-72 hour sales events on designer apparel, accessories, shoes, and houseware and much more at price points up to 85% below traditional retail prices. To learn more about Modnique visit its website at www.modnique.com.

Safe Harbor Statement

This press release includes forward looking statements about the Company’s estimated revenue and earnings within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this release, including statements regarding the Company’s future financial position, business strategy and plans and objectives of management for future operations, are forward looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions, as they relate to the Company, are intended to identify forward looking statements. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect the Company’s financial condition, results of operations, business strategy and financial needs. Risks and uncertainties include that our common stock is subject to short selling and trading, and prices of our stock may be volatile; that we are subject to “prank” bidding; that we may face increasing costs to acquire new customers; the ability of the Company to attract customers to its website and offer attractive products; the ability to maintain profit levels while expanding international sales; the ability to detect fraud if we fail to maintain an effective system of internal controls; the ability to maintain our website, electronic data processing systems, and systems hardware; the ability to forecast accurately net revenue and plan for expenses; that we do not have a guaranteed supply of jewelry products and that we have a heavy concentration of inventory purchased from our top two suppliers; the ability to protect our intellectual property rights; and potential litigation and government enforcement actions that may result from our prior securities offerings. Please refer to Bidz.com’s reports and filings with the Securities and Exchange Commission for a further discussion of these risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Bidz.com undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made or to reflect the occurrence of unanticipated events.

IR Contact:
Addo Communications, Inc.
Andrew Greenebaum, 310-829-5400
andrewg@addocommunications.com

Tables to follow

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Bidz.com, Inc.

Condensed Balance Sheets (Unaudited)

(in thousands, except share data and per share)

	December 31,	June 30,
	2009	2010
	(Revised)
Assets
Current assets:
Cash	$1,121	$9,711
Accounts receivable	447	982
Inventories, net of reserves of $1,767 and $1,578 at December 31, 2009 and June 30, 2010, respectively	40,961	35,435
Other receivable (includes related party amounts of $179 and $274 at December 31, 2009 and June 30, 2010, respectively)	1,454	1,815
Current deferred tax assets	1,400	1,790
Other current assets	2,960	579
Total current assets	48,343	50,312
Long term deferred tax asset	663	976
Property and equipment, net	1,202	918
Intangible asset	240	237
Deposits	157	157
Total assets	$50,605	$52,600

Liabilities and Stockholders’ Equity
Current liabilities:
Revolving credit line	$2,898	$—
Accounts payable (includes related party amounts of $1,513 and $2,642 at December 31, 2009 and June 30, 2010, respectively)	12,159	16,551
Accrued expenses	2,291	2,697
Deferred revenue	632	1,242
Total current liabilities	17,980	20,490

Commitments and contingencies

Stockholders’ equity:
Preferred stock: par value $0.001; authorized 4,000,000 shares; none issued and outstanding at December 31, 2009 and June 30, 2010, respectively	—	—
Common stock: par value $0.001; authorized 100,000,000 shares; issued and outstanding 22,114,257 and 21,816,814 at December 31, 2009 and June 30, 2010, respectively	22	22
Additional paid in capital	19,857	20,139
Shares held in treasury, at cost; 0 and 20,137 shares at December 31, 2009 and June 30, 2010, respectively	—	(33)
Accumulated earnings	12,746	11,982
Total stockholders’ equity	32,625	32,110
	$50,605	$52,600

Bidz.com, Inc.

Condensed Statements of Income (Operations) (Unaudited)

(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
	(Revised)		(Revised)
Net revenue:
Merchandise sales	$26,388	$23,704	$57,278	$50,172
Wholesale merchandise sales (includes related party amounts of $471 and $1,341 for the three months ended June 30, 2009 and 2010, respectively, and $677 and $2,538 for six months ended June 30, 2009 and 2010, respectively)	471	1,941	677	3,588
Other revenue	86	77	166	151
	26,945	25,722	58,121	53,911
Cost of revenue	18,710	19,560	39,701	40,560
Gross Profit	8,235	6,162	18,420	13,351
Operating expenses:
General and administrative	4,593	5,425	9,395	10,837
Sales and marketing	2,127	1,446	4,732	3,033
Depreciation and amortization	193	174	373	389
Total operating expenses	6,913	7,045	14,500	14,259
Income (loss) from operations	1,322	(883)	3,920	(908)
Other income - interest income	—	—	2	—
Other expense - interest (expense)	(3)	—	(14)	(11)
Income (loss) before income tax expense	1,319	(883)	3,908	(919)
Income tax expense (benefit)	626	(230)	1,708	(155)
Net income (loss)	$693	$(653)	$2,200	$(764)

Net income (loss) per share available to common shareholders - basic	$0.03	$(0.03)	$0.10	$(0.03)
Net income (loss) per share available to common shareholders - diluted	$0.03	$(0.03)	$0.10	$(0.03)
Weighted average number of shares outstanding - basic	22,936,808	21,839,212	22,879,979	21,893,981
Weighted average number of shares outstanding - diluted	22,936,808	21,839,212	22,879,979	21,893,981

Bidz.com, Inc.

Condensed Statements of Cash Flows (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2009	2010
	(Revised)
Cash flows provided by (used for) operating activities:
Net income (loss)	$2,200	$(764)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	373	389
Change in inventory reserve	635	(189)
Stock-based compensation	395	515
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	289	(535)
Inventories	(2,894)	5,715
Other receivable	(575)	(361)
Current deferred tax assets	71	(390)
Other current assets	(25)	2,381
Increase (decrease) in liabilities:
Accounts payable	1,324	4,392
Accrued expenses	(648)	406
Deferred revenue	(79)	610
Net cash provided by operating activities	1,066	12,169

Cash flows used for investing activities:
Capital expenditures	(164)	(102)
Net cash used for investing activities	(164)	(102)
Cash flows used for financing activities:
Revolving credit line	—	(2,898)
Long term deferred tax assets, net	(179)	(313)
Repurchase of common stock from net vesting of restricted shares	—	(131)
Tax benefit from stock based compensation	(70)	—
Purchase of treasury shares	(3,576)	(135)
Net cash used for financing activities	(3,825)	(3,477)

Net increase (decrease) in cash	(2,923)	8,590
Cash, beginning of period	4,456	1,121
Cash, end of period	$1,533	$9,711

Supplemental disclosure of cash flow information:
Interest paid	$14	$11
Income taxes paid	$2,000	$—
Supplemental disclosure of non-cash investing and financing activities:
Retirement of treasury shares	$2,478	$102